The information in this pricing supplement is not complete and may be changed.  We may not deliver these securities until a final pricing supplement is delivered.  This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, Pricing Supplement dated June 23, 2008

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 701 to
AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated July 24, 2007	Dated July , 2008
Rule 424(b)(2)
$
GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Bear Market PLUSSM due August 31, 2009
Based Inversely on the Price of West Texas Intermediate Light Sweet Crude Oil

Unlike ordinary debt securities, the Bear Market PLUS do not pay interest and provide a minimum payment at maturity of only $200 per Bear Market PLUS.  At maturity you will receive for each $1,000 stated principal amount of Bear Market PLUS that you hold an amount in cash based upon the percentage change in the price of West Texas Intermediate Light Sweet Crude Oil, which we refer to as WTI crude oil.
•	The stated principal amount of each Bear Market PLUS is $1,000.
•	We will not pay interest on the Bear Market PLUS.
•	At maturity, you will receive an amount per Bear Market PLUS based on the change in the price of WTI crude oil.
º
If the final WTI crude oil price is less than the initial WTI crude oil price, you will receive for each $1,000 stated principal amount of Bear Market PLUS $1,000 plus the enhanced downside payment, subject to the maximum payment at maturity.

>	The enhanced downside payment will equal the product of (i) $1,000 times (ii) 300%, which we refer to as the leverage factor, times (iii) the commodity percent decrease.
>	The commodity percent decrease will be equal to (i) the initial WTI crude oil price minus the final WTI crude oil price, divided by (ii) the initial WTI crude oil price.
>
The maximum payment at maturity will be $1,210 to $1,230 per Bear Market PLUS, and will be set on the day we price the Bear Market PLUS for initial sale to the public, which we refer to as the pricing date.

º
If the final WTI crude oil price is greater than or equal to the initial WTI crude oil price, you will receive for each $1,000 stated principal amount of Bear Market PLUS $1,000 minus the upside reduction amount, subject to a minimum payment at maturity of $200, or 20% of the stated principal amount of the Bear Market PLUS, which will be an amount that is less, and could be significantly less, than the $1,000 stated principal amount.

>	The upside reduction amount will be equal to $1,000 times the commodity percent increase.
>	The commodity percent increase will be equal to (i) the final WTI crude oil price minus the initial WTI crude oil price, divided by (ii) the initial WTI crude oil price.
•
The WTI crude oil price on any date will equal the official settlement price per barrel of the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) on WTI crude oil stated in U.S. dollars, as made public by the relevant exchange on such date.

•	The initial WTI crude oil price will equal the WTI crude oil price on the pricing date.
•	The final WTI crude oil price will be the WTI crude oil price on August 24, 2009, which we refer to as the valuation date.
•	Investing in the Bear Market PLUS is not equivalent to investing in or taking a short position in WTI crude oil or futures contracts or forward contracts on WTI crude oil.
•	The Bear Market PLUS will not be listed on any securities exchange.
•	The CUSIP number for the Bear Market PLUS is 6174467H6.
You should read the more detailed description of the Bear Market PLUS in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of Bear Market PLUS.”
The Bear Market PLUS are riskier than ordinary debt securities.  See “Risk Factors” beginning on PS-7.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

PRICE $1,000 PER BEAR MARKET PLUS

	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Bear Market PLUS	$1,000	$15	$985
Total	$	$	$

(1)
The Bear Market PLUS will be issued at $1,000 per Bear Market PLUS and the agent’s commissions will be $15.00 per Bear Market PLUS; provided that the price to public and the agent's commissions for the purchase by any single investor of between $1,000,000 to $2,999,999 principal amount of Bear Market PLUS will be $997.50 per Bear Market PLUS and $12.50 per Bear Market PLUS, respectively; for the purchase by any single investor of between $3,000,000 to $4,999,999 principal amount of Bear Market PLUS will be $996.25 per Bear Market PLUS and $11.25 per Bear Market PLUS, respectively; and for the purchase by any single investor of $5,000,000 or more principal amount of Bear Market PLUS will be $995.00 per Bear Market PLUS and $10.00 per Bear Market PLUS, respectively.

(2)	For additional information, see “Supplemental Information Concerning Plan of Distribution” in this pricing supplement.

MORGAN STANLEY

For a description of certain restrictions on offers, sales and deliveries of the Bear Market PLUS and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the Bear Market PLUS, see the section of this pricing supplement called “Description of Bear Market PLUS–Supplemental Information Concerning Plan of Distribution.”

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Bear Market PLUS or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

The Bear Market PLUS have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The Bear Market PLUS may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

The Bear Market PLUS have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the Bear Market PLUS or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

No action has been taken to permit an offering of the Bear Market PLUS to the public in Hong Kong as the Bear Market PLUS have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the Bear Market PLUS, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the Bear Market PLUS which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

The Bear Market PLUS have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

The Agent and each dealer represent and agree that they will not offer or sell the Bear Market PLUS nor make the Bear Market PLUS the subject of an invitation for subscription or purchase, nor will they circulate or distribute the pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Bear Market PLUS, whether directly or indirectly, to persons in Singapore other than:

(a)  an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b)  an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)  a person who acquires the Bear Market PLUS for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d)  otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the Bear Market PLUSSM we are offering to you in general terms only.  You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement.  You should carefully consider, among other things, the matters set forth in “Risk Factors.”

The Bear Market PLUS offered are medium-term debt securities of Morgan Stanley.  The return on the Bear Market PLUS at maturity is based inversely on the change, as determined on the valuation date, in the price of West Texas Intermediate Light Sweet Crude Oil, which we refer to as WTI crude oil.

Each Bear Market PLUS costs $1,000
We, Morgan Stanley, are offering Bear Market PLUSSM due August 31, 2009, Based Inversely on the Price of West Texas Intermediate Light Sweet Crude Oil, which we refer to as the Bear Market PLUS.  The stated principal amount and issue price of each Bear Market PLUS is $1,000.

The original issue price of the Bear Market PLUS includes the agent’s commissions paid with respect to the Bear Market PLUS and the cost of hedging our obligations under the Bear Market PLUS.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The fact that the original issue price of the Bear Market PLUS includes these commissions and hedging costs is expected to adversely affect the secondary market prices of the Bear Market PLUS.  See “Risk Factors—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of Bear Market PLUS—Use of Proceeds and Hedging.”

The Bear Market PLUS pay no interest and provide for the return of only 20% of principal at maturity
Unlike ordinary debt securities, the Bear Market PLUS do not pay interest and provide for the return of only 20% of the principal at maturity.  If the price of WTI crude oil on the valuation date is greater than the initial price, we will pay to you an amount in cash per Bear Market PLUS that is less than the $1,000 stated principal amount by an amount proportionate to the increase in the price of WTI crude oil, as expressed by the commodity percent increase, subject to a minimum payment at maturity of $200, or 20% of the stated principal amount of the Bear Market PLUS. The commodity percent increase is equal to (i) the final WTI crude oil price minus the initial WTI crude oil price, divided by (ii) the initial WTI crude oil price.  The final WTI crude oil price will be the price for WTI crude oil on August 24, 2009, which we refer to as the valuation date.  The valuation date may be adjusted in the event of non-trading days or market disruption events as described in “Description of Bear Market PLUS—Valuation Date.”

Payment at maturity
We have designed the Bear Market PLUS to provide investors with short exposure to WTI crude oil.

At maturity, you will receive for each $1,000 stated principal amount of Bear Market PLUS that you hold an amount in cash based inversely upon the change in the price of WTI crude oil.  The payment at maturity will be determined on the valuation date as follows:

•       If the final WTI crude oil price is less than the initial WTI crude oil price, you will receive for each $1,000 stated principal amount of Bear Market PLUS that you hold a payment at maturity equal to:

$1,000 + enhanced downside payment, subject to a maximum payment at maturity of $1,210 to $1,230 (to be determined on the pricing date),

where,

enhanced downside payment = $1,000 x leverage factor x commodity percent decrease

and

leverage factor	=	300%

and

commodity percent decrease	=	initial WTI crude oil price - final WTI crude oil price
initial WTI crude oil price

and where,

Initial WTI crude oil price	=	The WTI crude oil price on the pricing date.

Final WTI crude oil price	=	The WTI crude oil price on the valuation date.

The WTI crude oil price on any date will equal the official settlement price per barrel of the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) on WTI crude oil stated in U.S. dollars, as made public by the relevant exchange on such date.

•       If the final WTI crude oil price is greater than or equal to the initial WTI crude oil price, you will receive for each $1,000 stated principal amount of Bear Market PLUS that you hold a payment at maturity equal to:

$1,000 - upside reduction amount,

where,

upside reduction amount = $1,000 x commodity percent increase,

and

commodity percent increase	=	final WTI crude oil price - initial WTI crude oil price
initial WTI crude oil price

subject to a minimum payment at maturity of $200.

When the final WTI crude oil price is greater than the initial WTI crude oil price, the upside reduction amount will be positive and the payment at maturity per Bear Market PLUS will be less than $1,000.

On PS-6, we have provided a graph titled “Hypothetical Payouts on the Bear Market PLUS at Maturity,” which illustrates the performance of the Bear Market PLUS at maturity assuming a range of hypothetical percentage changes in the price of WTI crude oil.  The graph does not show every situation that may occur.

You can review a table of the historical prices of WTI crude oil and a related graph for each calendar quarter in the period from January 1, 2003 through June 23, 2008 in this pricing supplement under “Description of Bear Market PLUS—Historical Information.”  You cannot predict future changes in the price of WTI crude oil based on historical performance.

Investing in the Bear Market PLUS is not equivalent to investing in or taking a short position in WTI crude oil or futures contracts or forward contracts on WTI crude oil.

You may revoke your offer to purchase the Bear Market PLUS prior to our acceptance
We are using this pricing supplement to solicit from you an offer to purchase the Bear Market PLUS.  You may revoke your offer to purchase the Bear Market PLUS at any time prior to the time at which we accept such offer by notifying the relevant agent.  We reserve the right to change the terms of, or reject any offer to purchase, the Bear Market PLUS prior to their issuance.  In the event of any material changes to the terms of the Bear Market PLUS, we will notify you.

Morgan Stanley Capital Group Inc. will be the Calculation Agent
We have appointed our affiliate, Morgan Stanley Capital Group Inc. or its successors, which we refer to as MSCG, to act as calculation agent for The Bank of New York, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A.), the trustee for our senior notes.  As calculation agent, MSCG will determine the initial WTI crude oil price and final WTI crude oil price and whether a market disruption event has occurred and calculate the commodity percent increase or commodity percent decrease, the payment to you at maturity and, under certain circumstances, the WTI crude oil price.

Where you can find more information on the Bear Market PLUS
The Bear Market PLUS are senior notes issued as part of our Series F medium-term note program.  You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated July 24, 2007 and prospectus dated January 25, 2006.  We describe the basic features of this type of note in the sections of the prospectus supplement called “Description of Notes” and in the section of the prospectus called “Description of Securities.”

Because this is a summary, it does not contain all of the information that may be important to you.  For a detailed description of the terms of the Bear Market PLUS, you should read the “Description of Bear Market PLUS” section in this pricing supplement.  You should also read about some of the risks involved in investing in Bear Market PLUS in the section called “Risk Factors.”  The tax treatment of investments in commodity-linked notes such as these may differ from that of investments in ordinary debt securities or common stock.  See the section of this pricing supplement called “Description of Bear Market PLUS—United States Federal Income Taxation.”  We urge you to consult with your investment, legal, tax, accounting and other advisors with regard to any proposed or actual investment in the Bear Market PLUS.

How to reach us	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212) 761-4000).

HYPOTHETICAL PAYOUTS ON THE BEAR MARKET PLUS AT MATURITY

The following graph illustrates the payout at maturity on the Bear Market PLUS per $1,000 stated principal amount for a range of hypothetical percentage changes in the price of WTI crude oil.  The PLUS Zone illustrates the leveraging effect of the 300% leverage factor, taking into account the maximum payment at maturity.  The graph is based on a hypothetical maximum payment at maturity of $1,220 per Bear Market PLUS.  The actual maximum payment at maturity will be $1,210 to $1,230 (as set on the pricing date).

Where the final WTI crude oil price is less than the initial WTI crude oil price, the payouts on the Bear Market PLUS at maturity reflected in the graph below are equal to $1,000 plus the enhanced downside payment, subject to the maximum payment at maturity.  Where the final WTI crude oil price is equal to the initial WTI crude oil price, the payment at maturity reflected on the graph below is $1,000.  Where the final WTI crude oil price is greater than the initial WTI crude oil price, the payouts on the Bear Market PLUS at maturity reflected in the graph below are equal to $1,000 less the upside reduction amount, which will be less than the $1,000 stated principal amount by an amount proportionate to the increase in the price of WTI crude oil, subject to the minimum payment at maturity of $200.  The graph does not show every situation that may occur.

In the hypothetical example below, you will realize the maximum payment at maturity at a final WTI crude oil price of approximately 92.67% of the initial WTI crude oil price.  Therefore, any depreciation in the WTI crude oil price below 92.67% of the initial WTI crude oil price will not increase the return on the notes.

The Price of WTI Crude Oil
The Bear Market PLUS
Payout on Bear Market PLUS at Maturity
$1,900
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$1,220 Maximum Payment at Maturity
PLUS Zone
$1,000 Stated Principal Amount
$200 Minimum Payment at Maturity
-90% -80% -70% -60% -50% -40% -30% -20% -10% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90%
-22%
-7.33%
Percentage Change in the Price of WTI Crude Oil

RISK FACTORS

The Bear Market PLUS are not secured debt, are riskier than ordinary debt securities and, unlike ordinary debt securities, the Bear Market PLUS do not pay interest and provide a minimum payment at maturity of only 20% of the principal at maturity.  This section describes the most significant risks relating to the Bear Market PLUS.  You should carefully consider whether the Bear Market PLUS are suited to your particular circumstances before you decide to purchase them.

The Bear Market PLUS do not pay interest and provide a minimum payment at maturity of only 20% of principal at maturity
The terms of the Bear Market PLUS differ from those of ordinary debt securities in that we will not pay you interest on the Bear Market PLUS and provide a minimum payment at maturity of only 20% of the stated principal amount of the Bear Market PLUS at maturity.  Instead, at maturity you will receive for each $1,000 stated principal amount of Bear Market PLUS that you hold an amount in cash based upon the change in the price of WTI crude oil.  If the final WTI crude oil price is greater than the initial WTI crude oil price, you will receive an amount in cash at maturity that is less than the $1,000 stated principal amount of each Bear Market PLUS by an amount proportionate to the increase in the price of WTI crude oil, subject to the minimum payment at maturity of $200, or 20% of the stated principal amount of each Bear Market PLUS.  See “Hypothetical Payouts on the Bear Market PLUS at Maturity” on PS–6.

Your return on the Bear Market PLUS is limited by the maximum payment at maturity
The return investors realize on the Bear Market PLUS is limited by the maximum payment at maturity.  The maximum payment at maturity of each Bear Market PLUS is $1,210 to $1,230 per Bear Market PLUS (to be determined on the pricing date), or 121% to 123% of the stated principal amount.  Although the leverage factor provides 300% exposure to any moderate decrease in the WTI crude oil price from the pricing date to the valuation date, because the payment at maturity will be limited to 121% to 123% of the stated principal amount, any decrease in the final WTI crude oil price below approximately 92.333% to 93% of the initial WTI crude oil price will not increase the return on the Bear Market PLUS.  See “Hypothetical Payouts on the Bear Market PLUS at Maturity” on PS-6.

The Bear Market PLUS will not be listed
The Bear Market PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Bear Market PLUS.  Morgan Stanley & Co. Incorporated (“MS & Co.”) currently intends to act as a market maker for the Bear Market PLUS but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Bear Market PLUS easily. Because we do not expect that other market makers will participate significantly in the secondary market for the Bear Market PLUS, the price at which you may be able to trade your Bear Market PLUS is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the Bear Market PLUS.

Market price of the Bear Market PLUS may be influenced by many unpredictable factors
Several factors, many of which are beyond our control, will influence the value of the Bear Market PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Bear Market PLUS in the secondary market, including:

• the WTI crude oil price at any time and, in particular, on the valuation date,

• the volatility (frequency and magnitude of changes in price) of the price of WTI crude oil,

• trends of supply and demand for WTI crude oil and crude oil generally,

• interest and yield rates in the market,

•      geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the market for crude oil or energy markets generally and which may affect the final price of WTI crude oil,

• the time remaining until the Bear Market PLUS mature, and

• our creditworthiness.

Some or all of these factors will influence the price you will receive if you sell your Bear Market PLUS prior to maturity.  For example, you may have to sell your Bear Market PLUS at a substantial discount from the stated principal amount if at the time of sale the price of WTI crude oil is above the initial WTI crude oil price or if market interest rates rise.

You cannot predict the future prices of WTI crude oil based on WTI crude oil’s historical prices.  The final WTI crude oil price may be greater than the initial WTI crude oil price so that you will receive at maturity an amount that is less than the $1,000 stated principal amount of each Bear Market PLUS by an amount proportionate to the increase in the price of WTI crude oil, subject to a minimum payment at maturity of $200, or 20% of the stated principal amount of each Bear Market PLUS.  In addition, there can be no assurance that the price of WTI crude oil will decrease so that you will receive at maturity an amount in excess of the stated principal amount of the Bear Market PLUS.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices
Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the Bear Market PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Bear Market PLUS, as well as the projected profit included in the cost of hedging our obligations under the Bear Market PLUS.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

The price of WTI crude oil may change unpredictably and affect the value of the Bear Market PLUS in unforeseeable ways
Investments, such as the Bear Market PLUS, linked to the prices of commodities,  such as WTI crude oil, are considered speculative and the prices for commodities such as WTI crude oil and related contracts may fluctuate significantly over short periods due to a variety of factors, including changes in supply and demand relationships; wars; political and civil upheavals; acts of terrorism; agriculture, trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; technological developments; changes in interest and exchange rates; trading activities in oil and substitute commodities and related contracts; weather; climatic events; and the occurrence of natural disasters.  These factors may affect the price for WTI crude oil and the value of your Bear Market PLUS in varying and potentially inconsistent ways.

Specific factors affecting the official settlement price of the WTI crude oil near-month futures contract (the “contract”) include primarily the global demand for and supply of crude oil, but the price of WTI crude oil may also be influenced significantly from time to time by speculative actions. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event.  Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. West Texas Intermediate light sweet crude oil is also subject to the risk that it has demonstrated a lack of correlation with world crude oil prices due to structural differences between the U.S. market for crude oil and the international market for crude oil. We can give no assurance that the settlement price will not be more volatile than world crude oil prices generally.

In addition, the Commodity Futures Trading Commission and Congress are investigating whether recent volatility and rapid appreciation in WTI crude oil futures contracts are attributable to market manipulation or excessive speculation and, among other things, considering whether to increase the margin required to trade such contracts.  The effect of market manipulation or of such regulation on the price of WTI crude oil futures contracts is difficult to predict and could adversely affect the value of, and payment at maturity on, the Bear Market PLUS.

Differences between futures prices and the spot price of WTI crude oil may decrease the amount payable at maturity
The initial WTI crude oil price and final WTI crude oil price that are used to determine the payment at maturity on the Bear Market PLUS are determined by reference to the settlement price of the first nearby month futures contract for WTI crude oil on the pricing date and valuation date, respectively, and will not therefore reflect the spot price of WTI crude oil on such dates.  The market for futures contracts on WTI crude oil has experienced periods of backwardation, in which futures prices are lower than the spot price, and periods of contango, in which futures prices are higher than the spot price.  If the contract is in backwardation on the pricing date or in contango on the valuation date, the amount payable at maturity on the Bear Market PLUS will be less than if the initial WTI crude oil price or final WTI crude oil price, respectively, was determined with reference to the spot price.

Suspension or disruptions of market trading in WTI crude oil futures contracts may adversely affect the value of the Bear Market PLUS
The futures market for WTI crude oil is subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, the contract is listed on the New York Mercantile Exchange (the “NYMEX”).  NYMEX has limits on the amount of fluctuation in futures contract prices which may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a different price.  The current maximum daily price fluctuation for futures contracts of WTI crude oil is $10 per barrel for any particular month of delivery.  If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $10 per barrel in either direction. If another halt is triggered, the market would continue to be expanded by $10 per barrel in either direction after each successive five-minute trading halt. There are no maximum price fluctuation limits during any one trading session.  Fluctuation limits will have the effect of precluding trading in the contract or forcing the liquidation of contracts at disadvantageous times or prices.  These circumstances could adversely affect the value of WTI crude oil futures contracts and, therefore, the value of the Bear Market PLUS.

Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.
The payment at maturity on the Bear Market PLUS is linked exclusively to the price of WTI crude oil and not to a diverse basket of commodities or a broad-based commodity index.  The price of WTI crude oil may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally.  Because the Bear Market PLUS are linked to the price of a single commodity they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index.

The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests
The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests as an investor in the Bear Market PLUS.

As calculation agent, MSCG will determine the initial WTI crude oil  price, the final WTI crude oil price and the commodity percent increase or commodity percent decrease, and will calculate the amount of cash, if any, you will receive at maturity.  Determinations made by MSCG, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events or calculation of the WTI crude oil price in the event of a market disruption event, may affect the payout to you at maturity.  See the section of this pricing supplement called “Description of Bear Market PLUS—Market Disruption Event.”

The original issue price of the Bear Market PLUS includes the agent’s commissions and certain costs of hedging our obligations under the Bear Market PLUS.  The subsidiaries through which we hedge our obligations under the Bear Market PLUS expect to make a profit.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected.

Hedging and trading activity by the agent and its affiliates could potentially adversely affect the value of the Bear Market PLUS
MSCG and other affiliates of ours will carry out hedging activities related to the Bear Market PLUS, including trading in futures contracts and/or options contracts on WTI crude oil, and possibly in other instruments related to WTI crude oil.  MS & Co., MSCG and some of our other subsidiaries also trade WTI crude oil and other financial instruments related to WTI crude oil on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses.   Any of these hedging or trading activities on or prior to the day we price the Bear Market PLUS for initial sale to the public could potentially decrease the initial WTI crude oil price and, as a result, decrease the price below which the contract must decrease by the valuation date for you to receive a payment at maturity that exceeds the stated principal amount of the Bear Market PLUS.  Additionally, such hedging or trading activities during the term of the Bear Market PLUS could potentially affect the price of WTI crude oil, including the price on the valuation date and, accordingly, the amount of cash you will receive upon a sale of the Bear Market PLUS or at maturity.

Although the U.S. federal income tax consequences of an investment in the Bear Market PLUS are
Please note that the discussions in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the Bear Market PLUS supersede the discussions contained in the accompanying prospectus supplement.  Subject to the discussion under “United States Federal Taxation” in this pricing uncertain, each Bear Market PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.
supplement, each Bear Market PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization or treatment for the Bear Market PLUS, the timing and character of income on the Bear Market PLUS might differ significantly.  We do not plan to request a ruling from the IRS regarding the tax treatment of the Bear Market PLUS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.  Please read carefully the discussion under “United States Federal Taxation” in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the Bear Market PLUS.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may well include the Bear Market PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Bear Market PLUS, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should read carefully the discussion under “United States Federal Taxation” in this pricing supplement and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Bear Market PLUS, including possible alternative treatments and the issues presented by this notice.

Investors should note that this document does not address the tax consequences to an investor holding the Bear Market PLUS as part of a hedging transaction, “straddle,” conversion transaction, or integrated transaction or as part of a constructive sale transaction.  An investor who holds any position the return on which is based on or linked to the performance of WTI Crude Oil should discuss with its tax adviser the U.S. federal income tax consequences of an investment in the Bear Market PLUS (including the potential application of the “straddle” rules).

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the Bear Market PLUS as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

DESCRIPTION OF BEAR MARKET PLUS

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement.  The term “Bear Market PLUS” refers to each $1,000 Stated Principal Amount of our Bear Market PLUS due August 31, 2009, Based Inversely on the Price of West Texas Intermediate Light Sweet Crude Oil.  In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	$

Pricing Date	July , 2008

Original Issue Date (Settlement Date)	July , 2008

Maturity Date	August 31, 2009

Stated Principal Amount	$1,000 per Bear Market PLUS

Denominations	$1,000 and integral multiples thereof

CUSIP Number	6174467H6

Interest Rate	None

Specified Currency	U.S. dollars

Payment at Maturity
At maturity, upon delivery of the Bear Market PLUS to the Trustee, we will pay with respect to the $1,000 Stated Principal Amount of each Bear Market PLUS an amount in cash equal to (i) if the Final WTI Crude Oil Price is less than the Initial WTI Crude Oil Price, the lesser of (a) $1,000 plus the Enhanced Downside Payment and (b) the Maximum Payment at Maturity or (ii) if the Final WTI Crude Oil Price is greater than or equal to the Initial WTI Crude Oil Price, the greater of (a) $1,000 minus the Upside Reduction Amount and (b) the Minimum Payment at Maturity.

We shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash to be delivered with respect to the $1,000 Stated Principal Amount of each Bear Market PLUS, on or prior to 10:30 a.m. on the Business Day preceding the Maturity Date and (ii) deliver the aggregate cash amount due with respect to the Bear Market PLUS to the Trustee for delivery to DTC, as holder of the Bear Market PLUS, on the Maturity Date.  We expect such amount of cash will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants.  See “—Book Entry Note or Certificated Note” below, and see “The Depositary” in the accompanying prospectus supplement.

Maximum Payment at Maturity	$1,210 to $1,230 per Bear Market PLUS. The actual Maximum Payment at Maturity will be determined on the Pricing Date.

Minimum Payment at Maturity	$200 per Bear Market PLUS

Enhanced Downside Payment	The product of (i) $1,000 times (ii) the Leverage Factor times (iii) the Commodity Percent Decrease.

Leverage Factor	300%

Commodity Percent Decrease
A fraction, the numerator of which is the Initial WTI Crude Oil Price minus the Final WTI Crude Oil Price and the denominator of which is the Initial WTI Crude Oil Price, as expressed in the following formula:

(initial WTI crude oil price – final WTI crude oil price) / initial WTI crude oil price

Upside Reduction Amount	$1,000 times the Commodity Percent Increase.

Commodity Percent Increase
A fraction, the numerator of which is the Final WTI Crude Oil Price minus the Initial WTI Crude Oil Price and the denominator of which is the Initial WTI Crude Oil Price, as expressed in the following formula:

(final WTI crude oil price – initial WTI crude oil price) / initial WTI crude oil price

WTI Crude Oil Price
The WTI Crude Oil Price on any date will equal the official settlement price per barrel of the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) (the “Contract”) on WTI crude oil stated in U.S. dollars, as made public by the Relevant Exchange on such date.

Initial WTI Crude Oil Price
$                , which is the WTI Crude Oil Price on the Pricing Date, provided that if the Pricing Date is not a Trading Day or if a Market Disruption Event occurs on that date, the Initial WTI Crude Oil Price will be, subject to the succeeding paragraph below, the WTI Crude Oil Price on the next Trading Day on which no Market Disruption Event occurs.

If a Market Disruption Event has occurred on each of the three consecutive scheduled Trading Days immediately succeeding the scheduled Pricing Date, the Calculation Agent will determine the Initial WTI Crude Oil Price on such third succeeding scheduled Trading Day by requesting the principal office of each of the three leading dealers in the relevant market, selected by the Calculation Agent, to provide a quotation for the Contract.  If such quotations are provided as requested, the WTI Crude Oil Price shall be the arithmetic mean of such quotations.  If fewer than three quotations are provided as requested, the WTI Crude Oil Price shall be determined by the Calculation Agent in its sole and absolute discretion (acting in good faith) taking into account any information that it deems relevant.

If the Initial WTI Crude Oil Price as finally determined by the Relevant Exchange differs from any initial price specified in this pricing supplement, we will include the definitive Initial WTI Crude Oil Price in an amended pricing supplement.

Final WTI Crude Oil Price	The WTI Crude Oil Price on the Valuation Date.

Valuation Date	August 24, 2009, subject to adjustment for non-Trading Days and Market Disruption Events as described in the following paragraphs.

 If the scheduled Valuation Date is not a Trading Day or if a Market Disruption Event occurs on that date, the WTI Crude Oil Price for the Valuation Date will be, subject to the succeeding paragraph below, the WTI Crude Oil Price on the next Trading Day on which no Market Disruption Event occurs.

If a Market Disruption Event has occurred on each of the three consecutive scheduled Trading Days immediately succeeding the scheduled Valuation Date, the Calculation Agent will determine the Final WTI Crude Oil Price on such third succeeding scheduled Trading Day in the same manner as set forth under “—Initial WTI Crude Oil Price.”

Relevant Exchange	Relevant Exchange means the NYMEX Division, or its successor, of the New York Mercantile Exchange (“NYMEX”).

 If NYMEX is no longer the principal exchange or trading market for the Contract, the Relevant Exchange will be such exchange or principal trading market which serves as the principal source of prices for the Contract, as determined by the Calculation Agent in its sole discretion.

Reuters, Bloomberg and various other third party sources may report prices of the Contract.  If any such reported price differs from that as determined by the Relevant Exchange, the price as determined by the Relevant Exchange will prevail.

Trading Day
A day, as determined by the Calculation Agent, that is a day on which the Relevant Exchange is open for trading during its regular trading session, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time.

Market Disruption Event
Market Disruption Event means any of a Price Source Disruption, Trading Disruption, Disappearance of Commodity Reference Price, Trading Disruption, Tax Disruption, Material Change in Formula or Material Change in Content, in each case as determined by the Calculation Agent in its sole discretion.

Price Source Disruption	Price Source Disruption means the temporary or permanent failure of the Relevant Exchange to announce or publish the WTI Crude Oil Price.

Trading Disruption	Trading Disruption means the material suspension of, or material limitation imposed on, trading in the Contract on the Relevant Exchange.

Disappearance of Commodity
Reference Price
Disappearance of Commodity Reference Price means either (i) the failure of trading to commence, or the permanent discontinuance of trading, in the Contract on the Relevant Exchange or (ii) the disappearance of, or of trading in, the Contract.

Material Change in Formula	Material Change in Formula means the occurrence since the Pricing Date of a material change in the formula for, or the method of calculating, the Contract.

Material Change in Content	Material Change in Content means the occurrence since the Pricing Date of a material change in the content, composition or constitution of the Contract.

Tax Disruption
Tax Disruption means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to the Contract (other than a tax on, or measured by reference to overall gross or net income) by any government or taxation authority after the Pricing Date, if the direct effect of such imposition, change or removal is to raise or lower the price on the day that would otherwise be the Valuation Date from what it would have been without that imposition, change or removal.

Book Entry Note or Certificated Note
Book Entry.  The Bear Market PLUS will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC.  DTC’s nominee will be the only registered holder of the Bear Market PLUS.  Your beneficial interest in the Bear Market PLUS will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC.  In this pricing supplement, all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Bear Market PLUS, for distribution to participants in accordance with DTC’s procedures.  For more information regarding DTC and book entry notes, please read “The Depositary” in the accompanying prospectus supplement and “Form of Securities—Global Securities—Registered Global Securities” in the accompanying prospectus.

Senior Note or Subordinated Note	Senior

Trustee	The Bank of New York, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A.)

Agent	Morgan Stanley & Co. Incorporated and its successors (“MS & Co.”)

Alternate Exchange Calculation
in Case of an Event of Default
In case an event of default with respect to the Bear Market PLUS shall have occurred and be continuing, the amount declared due and payable per Bear Market PLUS upon any acceleration of the Bear Market PLUS (the “Acceleration Amount”) shall be determined by the Calculation Agent and shall be an amount in cash equal to the Payment at Maturity calculated as though the Final WTI Crude Oil Price on the date of such acceleration were the Final WTI Crude Oil Price on the Valuation Date.

 If the maturity of the Bear Market PLUS is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its

New York office, on which notice the Trustee may conclusively rely, and to DTC of the Acceleration Amount and the aggregate cash amount due with respect to the Bear Market PLUS as promptly as possible and in no event later than two Business Days after the date of acceleration.

Calculation Agent	Morgan Stanley Capital Group Inc. (“MSCG”)

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Payment at Maturity, if any, will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per Bear Market PLUS will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of Bear Market PLUS will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our subsidiary, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the Bear Market PLUS, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Final WTI Crude Oil Price, the Commodity Percent Increase or Commodity Percent Decrease, the Payment at Maturity, and whether a Market Disruption Event has occurred.  See “—Market Disruption Event” above.  MSCG is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Historical Information
The following table sets forth the published high, low and end of quarter prices for WTI crude oil for each calendar quarter from January 1, 2003 through June 23, 2008.  The graph following the table presents the historical WTI Crude Oil Prices for such period.  We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.    In addition, we will not use Bloomberg Financial Markets to determine the Final WTI Crude Oil Price, and the prices published by Bloomberg Financial Markets may differ from the WTI Crude Oil Price as determined pursuant to “—WTI Crude Oil Price” above.    The historical performance set out in the table and graph below should not be taken as an indication of future performance, and no assurance can be given as to the WTI Crude Oil Price on the Valuation Date.  The WTI Crude Oil Price may increase so that you will receive a payment at maturity that is less than the Stated Principal Amount of the Bear Market PLUS.  We cannot give you any assurance that the WTI Crude Oil Price will decrease so that at maturity you will receive a payment in excess of the Stated Principal Amount of the Bear Market PLUS.

If the Final WTI Crude Oil Price is greater than the Initial WTI Crude Oil Price, you will lose money on your investment and may lose up to 80% of your investment.

WTI Crude Oil Historical High, Low and Period End Settlement Prices January 1, 2003 through June 23, 2008 (stated in U.S. dollars per barrel)
WTI Crude Oil	High	Low	Period End
2003
First Quarter	37.83	26.91	31.04
Second Quarter	32.36	25.24	30.19
Third Quarter	32.39	26.96	29.20
Fourth Quarter	33.71	28.47	32.52
2004
First Quarter	38.18	32.48	35.76
Second Quarter	42.33	34.27	37.05
Third Quarter	49.90	38.39	49.64
Fourth Quarter	55.17	40.71	43.45
2005
First Quarter	56.72	42.12	55.40
Second Quarter	60.54	46.80	56.50
Third Quarter	69.81	56.72	66.24
Fourth Quarter	65.47	56.14	61.04
2006
First Quarter	68.35	57.65	66.63
Second Quarter	75.17	66.23	73.93
Third Quarter	77.03	60.46	62.91
Fourth Quarter	63.72	55.81	61.05
2007
First Quarter	66.03	50.48	65.87
Second Quarter	70.68	61.47	70.68
Third Quarter	83.32	69.26	81.66
Fourth Quarter	98.18	79.02	95.98
2008
First Quarter	110.33	86.99	101.58
Second Quarter (through June 23, 2008)	138.54	100.98	136.72

WTI Crude Oil
Daily Closing Price – January 1, 2003 to June 23, 2008

Use of Proceeds and Hedging
The net proceeds we receive from the sale of the Bear Market PLUS will be used for general corporate purposes and, in part, by us or by one or more of our subsidiaries or affiliates in connection with hedging our obligations under the Bear Market PLUS.  The original issue price of the Bear Market PLUS includes the Agent’s Commissions (as shown on the cover page of this pricing supplement) paid with respect to the Bear Market PLUS and the cost of hedging our obligations under the Bear Market PLUS.  The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss.  See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the Pricing Date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the Bear Market PLUS by taking short positions in futures or options contracts (or long positions in put contracts) on WTI crude oil listed on major securities markets or positions in any other available instruments that we may wish to use in connection with such hedging.  Such purchase or sale activity could potentially decrease the Initial WTI Crude Oil Price, and, therefore, effectively decrease the level below which WTI Crude Oil must close on the Valuation Date before you will receive at maturity a payment that exceeds the Stated Principal Amount of the Bear Market PLUS.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Bear Market PLUS by purchasing and selling futures or options contracts on WTI crude oil and/or taking positions in any other available instruments that we may wish to use in connection with such hedging activities, including by purchasing any such instruments on the Valuation Date.  We cannot give any assurance that our hedging activities will not affect the WTI Crude Oil Price in a way that adversely affects the value of the Bear Market PLUS or the payment you will receive at maturity.

Supplemental Information Concerning
Plan of Distribution
Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of Bear Market PLUS set forth on the cover of this pricing supplement; provided that the price to public and the agent’s commissions for the purchase by any single investor of between $1,000,000 to $2,999,999 principal amount of Bear Market PLUS will be $997.50 per Bear Market PLUS and $12.50 per Bear Market PLUS, respectively, for the purchase by any single investor of between $3,000,000 to $4,999,999 principal amount of Bear Market PLUS will be $996.25 per Bear Market PLUS and $11.25 per Bear Market PLUS, respectively, and for the purchase by any single investor of $5,000,000 or more principal amount of Bear Market PLUS will be $995.00 per Bear Market PLUS and $10.00 per Bear Market PLUS, respectively.  The Agent proposes initially to offer the Bear Market PLUS directly to the public at the public offering price set forth on the cover page of this pricing supplement.  The Agent may allow a concession not in excess of $15 per Bear Market PLUS to other dealers, which may include Morgan Stanley & Co. International plc and Bank Morgan Stanley AG; provided that, concessions allowed to dealers in connection with the offering may be reclaimed by the Agent if, within 30 days of the offering, the Agent repurchases the Bear Market PLUS distributed by such dealers.  After the initial offering of the Bear Market PLUS, the Agent may vary the offering price and other selling terms from time to time.

We expect to deliver the Bear Market PLUS against payment therefor in New York, New York on July        , 2008, which will be the fifth scheduled Business Day following the date of this pricing supplement and of the pricing of the Bear Market PLUS.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Bear Market PLUS on the date of pricing or on or prior to the third Business Day prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In order to facilitate the offering of the Bear Market PLUS, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Bear Market PLUS.  Specifically, the Agent may sell more Bear Market PLUS than it is obligated to purchase in connection with the offering, creating a naked short position in the Bear Market PLUS for its own account.  The Agent must close out any naked short position by purchasing the Bear Market PLUS in the open market.  A naked short position is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the Bear Market PLUS in the open market after pricing that could adversely affect investors who purchase in the offering.  As an additional means of facilitating the offering, the Agent may bid for, and purchase, Bear Market PLUS in the open market to stabilize the price of the Bear Market PLUS.  Any of these activities may raise or maintain the market price of the Bear Market PLUS above independent market levels or prevent or retard a decline in the market price of the Bear Market PLUS.  The Agent is not required to engage in these activities, and may end any of these activities at any time.  An affiliate of the Agent has entered into a hedging transaction with us in connection with this offering of Bear Market PLUS.  See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Bear Market PLUS or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  No offers, sales or deliveries of the Bear Market PLUS, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Bear Market PLUS, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the Bear Market PLUS has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Bear Market PLUS or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Bear Market PLUS under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Bear Market PLUS.  We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Brazil

The Bear Market PLUS have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The Bear Market PLUS may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The Bear Market PLUS have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the Bear Market PLUS, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Hong Kong

No action has been taken to permit an offering of the Bear Market PLUS to the public in Hong Kong as the Bear Market PLUS have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the Bear Market PLUS, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the Bear Market PLUS which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

Mexico

The Bear Market PLUS have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Singapore

The Agent and each dealer represent and agree that they will not offer or sell the Bear Market PLUS nor make the Bear Market PLUS the subject of an invitation for subscription or purchase, nor will they circulate or distribute the pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Bear Market PLUS, whether directly or indirectly, to persons in Singapore other than:

(a) an institutional investor (as defined in section 4A of the Securities and Futures Act Chapter 289 of Singapore (the “SFA”));

(b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)  a person who acquires the Bear Market PLUS for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

ERISA Matters for Pension Plans and Insurance Companies

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (a “Plan”) should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Bear Market PLUS.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest”

within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Bear Market PLUS are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Bear Market PLUS are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Bear Market PLUS.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).  In addition, ERISA Section 408(b)(17) provides a limited exception for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to assets of any Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction (the so-called “service provider exemption).

Because we may be considered a party in interest with respect to many Plans, the Bear Market PLUS may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Bear Market PLUS will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Bear Market PLUS that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such Bear Market PLUS on behalf of or with “plan assets” of any Plan, or with any assets of a governmental or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA of Section 4975 of the Code (“Similar

Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Under ERISA, assets of a Plan may include assets of certain commingled vehicles and entities in which the Plan has invested (including, in certain cases, the general account of an insurance company).  Accordingly, commingled vehicles and entities which include assets of a Plan must ensure that one of the foregoing exemptions is available.  Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Bear Market PLUS on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under any available exemptions, such as PTCEs 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption.

Purchasers of the Bear Market PLUS have exclusive responsibility for ensuring that their purchase, holding and disposition of the Bear Market PLUS do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any Bear Market PLUS to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

United States Federal Income Taxation
Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the Bear Market PLUS issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the Bear Market PLUS.  This discussion applies only to initial investors in the Bear Market PLUS who:

• purchase the Bear Market PLUS at their “issue price”; and

• will hold the Bear Market PLUS as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

• certain financial institutions;

• insurance companies;

• dealers in securities, commodities, or foreign currencies;

• investors holding the Bear Market PLUS as part of a hedging transaction, “straddle,” conversion transaction, or integrated transaction or those who hold the Bear Market PLUS as part of a constructive sale transaction;

• U.S. Holders, as defined below, whose functional currency is not the U.S. dollar;

• partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

• regulated investment companies;

• real estate investment trusts;

• tax-exempt entities, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;

• persons subject to the alternative minimum tax;

• nonresident alien individuals who have lost their U.S. citizenship or who have ceased to be taxed as U.S. resident aliens; or

• Non-U.S. Holders, as defined below, for whom income or gain in respect of the Bear Market PLUS is effectively connected with the conduct of a trade or business in the United States.

As stated above, this discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances. Investors should note that this discussion does not address the tax consequences to an investor holding the Bear Market PLUS as part of a hedging transaction, “straddle,” conversion transaction, or integrated transaction or as part of a constructive sale transaction. An investor who holds any position the return on which is based on or linked to the performance of the WTI Crude Oil should discuss with its tax advisers the U.S. federal income tax consequences of an investment in the Bear Market PLUS (including the potential application of the “straddle” rules). As the law applicable to the U.S. federal income taxation of instruments such as the Bear Market PLUS is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein.  Persons considering the purchase of the Bear Market PLUS should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

General

Under current law, each Bear Market PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Due to the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Bear Market PLUS or instruments that are similar to the Bear Market PLUS for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described herein.  Accordingly, you should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the Bear Market PLUS (including alternative characterizations of the Bear Market PLUS) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the characterization and treatment of each Bear Market PLUS as an open transaction.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of a Bear Market PLUS that is, for U.S. federal income tax purposes:

• a citizen or resident of the United States;

• a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; or

• an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Tax Treatment of the Bear Market PLUS

Assuming the characterization and treatment of the Bear Market PLUS as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Treatment Prior to Maturity.  A U.S. Holder should not be required to recognize taxable income over the term of the Bear Market PLUS prior to maturity, other than pursuant to a sale or exchange as described below.

Tax Basis. A U.S. Holder’s tax basis in the Bear Market PLUS should equal the amount paid by the U.S. Holder to acquire the Bear Market PLUS.

Sale, Exchange or Settlement of the Bear Market PLUS.  Upon a sale or exchange of the Bear Market PLUS, or upon settlement of the Bear Market PLUS at maturity, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the Bear Market PLUS sold, exchanged or settled.  Any gain or loss should be long-term capital gain or loss if the holding period of the Bear Market PLUS is more than one year at the time of sale, exchange or settlement, and short-term capital gain or loss otherwise.

Possible Alternative Tax Treatments of an Investment in the Bear Market PLUS

Due to the absence of authorities that directly address the proper characterization or treatment of the Bear Market PLUS, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and treatment described above.  In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a Bear Market PLUS under Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”).

If the IRS were successful in asserting that the Contingent Debt Regulations apply to the Bear Market PLUS, the timing and character of income thereon would be significantly affected.  Among other things, a U.S. Holder would be required to accrue original issue discount on the Bear Market PLUS every year at a “comparable yield” determined at the time of their issuance.  Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale or other disposition of the Bear Market PLUS would generally be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss, to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

Even if the Contingent Debt Regulations do not apply to the Bear Market PLUS, other alternative federal income tax characterizations of the Bear Market PLUS are also possible, which if applied could also affect the timing and character of the income or loss with respect to the Bear Market PLUS.  Accordingly, prospective investors should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the Bear Market PLUS.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may well include the Bear Market PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Bear Market PLUS, possibly with retroactive effect.  U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the

Bear Market PLUS, including possible alternative treatments and the issues presented by this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, or otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.  In addition,  information returns will be filed with the IRS in connection with payments on the Bear Market PLUS and the proceeds from a sale or other disposition of the Bear Market PLUS, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Bear Market PLUS that is, for U.S. federal income tax purposes:

• an individual who is classified as a nonresident alien;

• a foreign corporation; or

• a foreign trust or estate.

The term “Non-U.S. Holder” does not include an individual present in the United States for 183 days or more in the taxable year of disposition of a Bear Market PLUS.  Such a holder should consult his or her tax advisers regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a Bear Market PLUS.

Tax Treatment upon Sale, Exchange or Settlement of the Bear Market PLUS

In general.  Assuming the characterization and treatment of the Bear Market PLUS as set forth above is respected, a Non-U.S. Holder of the Bear Market PLUS will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

If all or any portion of a Bear Market PLUS were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the Bear Market PLUS would not be subject to U.S. federal withholding tax, provided that:

• the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

• the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; and

• the certification requirement described below has been fulfilled with respect to the beneficial owner.

Certification Requirement.  The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a Bear Market PLUS (or a financial institution holding the Bear Market PLUS on behalf of the beneficial owner) furnishes to us an IRS Form W-8BEN, on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may well include the Bear Market PLUS.  While the notice requests comments on appropriate transition rules and effective dates, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might affect the withholding tax consequences of an investment in the Bear Market PLUS, possibly with retroactive effect.  Accordingly, if you are a non-U.S. investor, you should consult your tax adviser regarding the issues presented by the notice.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Bear Market PLUS are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the Bear Market PLUS.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the Bear Market PLUS at maturity as well as in connection with the proceeds from a sale, exchange or other disposition.  A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption.  Compliance with the certification procedures described above under “―Tax Treatment upon Sale, Exchange or Settlement of the Bear Market PLUS ― Certification Requirement” will satisfy the certification requirements necessary to avoid the backup withholding as well.  The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.